

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2015

Via E-mail
Mr. Robert Greenberg
Chief Executive Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

Re: Skechers U.S.A., Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-14429

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 35

1.   During the year ended December 31, 2014, you recorded $77.6 million of earnings before taxes from Jersey, an increase of 207% from December 31, 2013. We also note the earnings before taxes from Jersey represent 40.5% of total earnings before taxes. In addition, we note that you do not report any sales from Jersey in your segment disclosures in Note 13. In future filings, please enhance your MD&A disclosure to describe the reason(s) why a significant portion of your earnings before income taxes was earned in Jersey while you do not separately report any sales from Jersey. Also revise your segment footnote in future filings to describe the basis used to attribute foreign revenues, pursuant to ASC 280-10-55-22. Please provide draft disclosure to be included in future filings.

Income Taxes, page 36

2.   We note the significant changes between comparable periods in the earnings (loss) before income taxes from certain income tax jurisdictions. In future filings, please discuss and quantify the individually significant items that caused the period-to-period changes. Please provide draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining